Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

RESTATED

Three Months Ended March 31, 2003
(Dollars in thousands)

EARNINGS
Income (Loss) before income taxes and minority interest	$(12,578)
Add (Deduct):
Earnings on Equity Method	(12,378)
Distributions from Minority Subsidiaries	13,615
Minority interest in income of majority-owned subsidiaries that do not have fixed charges	(3,465)
$(14,806)

Add fixed charges:
Consolidated interest expense	$15,018
Deferred debt expense	436
Interest Portion (1/3) of Consolidated Rent Expense	5,847
$6,495

FIXED CHARGES
Consolidated interest expense	$15,018
Deferred debt expense	436
Interest Portion (1/3) of Consolidated Rent Expense	5,847
$21,301

RATIO OF EARNINGS TO FIXED CHARGES	N/A

The dollar deficiency resulting in less than one-to-one coverage is $14,806.